This initiative was implemented in early 2016 to spur economic development in the industrial Midwest. The strategy’s footprint covers the states that border the Great Lakes, from Upstate New York to Minnesota. Ten cities/metropolitan areas–Buffalo, Chicago, Cleveland, Columbus, Detroit, Minneapolis, Milwaukee, Pittsburgh, Saint Paul, and St. Louis–are the focus of investment. By 2023, the goal is to have provided over $1 billion for the initiative. Ninety projects with total development investment of some $2 billion are anticipated.

MIDWEST@WORK ECONOMIC IMPACT OF INVESTMENTS
(2016-present)
42	$1.0B	$42.0M	$1.9B	5,955
Number of Projects	HIT Investment Amount	Building America NMTC Allocation	Total Development Cost	Housing Units Created or Preserved
3,341(56%)	14.9M	19,456	$412.4M	$3.4B
Low-and Moderate- Income Housing Units	Hours of Construction Work Generated	Total Jobs Created	State, Local and Federal Tax Revenue Generated	Total Economic Impact

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of December 31, 2020. Economic impact data is in 2019 dollars and all other figures are nominal.